Exhibit 99.2

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. The voting polls will be open until 11:59 p.m. (Eastern Time) March 25, 2025.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.
* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999	VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com
VOTE IN PERSON

If you would like to vote in person, please attend the Special General Meeting of Shareholders to be held on Thursday, March 27, 2025, at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv,

6761310 Israel.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Special General Meeting of Shareholders Proxy Card - ParaZero Technologies Ltd.

    DETACH PROXY CARD HERE TO VOTE BY MAIL

The Board of Directors recommends a vote “FOR” all listed Proposals.

1.	Election of a Director and Approval of Option Grant

To elect Mr. Natan Israeli to serve as Class I director of the Company until the 2027 annual meeting of shareholders, or until he ceases to serve in his office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier, and to approve, subject to Mr. Israeli’s election, the grant of 15,131 options to purchase Ordinary Shares of the Company under the terms described in the proxy statement for the Special General Meeting of Shareholders.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	Approval of an amendment to the Compensation Terms of the Executive Chairman of the Board of Directors

To approve an increase to the monthly fee payable to our Executive Chairman such that the monthly fee payable to the Executive Chairman shall be $10,000 and to approve the grant of 167,796 RSUs to the Executive Chairman, which will vest quarterly over a 27-month period, subject to the Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Approval of a Grant of RSUs to the Company’s Chief Executive Officer

To approve the CEO Grant, as described in the proxy statement for the Special General Meeting of Shareholders.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Approval of a Grant of RSUs to the Non-Executive Members of the Company’s Board

To approve the Director Grant as described in the proxy statement for the Special General Meeting of Shareholders to each of the Company’s non-executive directors, which Director Grant exceeds the limitation set forth in the Compensation Policy.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Note: To transact such other business as may properly come before the Meeting or any adjournment thereof.

Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT a “controlling shareholder” and do not have a “personal interest” in any of the above proposals. If you are a “controlling shareholder” or you do have a “personal interest” (both as such terms are referred to in the proxy statement) in any of the above proposals, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposals No. 3 and 4).

(TO BE SIGNED ON REVERSE)

PARAZERO TECHNOLOGIES LTD.

Special General Meeting of Shareholders

March 27, 2025 10:00 AM Israel Time

At 20 HaHarash Street, Tel Aviv, 6761310 Israel

        DETACH PROXY CARD HERE TO VOTE BY MAIL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) Amitay Weiss, Boaz Shetzer and Regev Livne or any of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ParaZero Technologies Ltd that the shareholder(s) is/are entitled to vote at the Special General Meeting of Shareholders to be held on Thursday, March 27, 2025, at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel, and any adjournment or postponement thereof.

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT IS NOT A “CONTROLLING SHAREHOLDER” AND DOES NOT HAVE A “PERSONAL INTEREST” (AS SUCH TERMS ARE REFERRED TO IN THE PROXY STATEMENT) IN THE APPROVAL OF PROPOSALS 3 AND 4 AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THESE PROPOSALS. IF YOU BELIEVE THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSALS NO. 3 AND/OR 4, PLEASE NOTIFY REGEV LIVNE, COMPANY’S CHIEF FINANCIAL OFFICER, AT C/O 1 HATACHANA ST., KFAR SABA, ISRAEL, TELEPHONE: +972-3-688-5252, OR EMAIL OFFICE@PARAZERO.COM.

PLEASE SEE THE COMPANY’S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A “CONTROLLING SHAREHOLDER” OR HAS A “PERSONAL INTEREST”.

This proxy, when properly executed, will be voted as directed herein. If no direction is given, to the fullest extent permitted under applicable law, this proxy will be voted FOR all items on the agenda, and, in the discretion of the proxies, upon such other business as may properly come before the Special General Meeting of Shareholders.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by ParaZero Technologies Ltd. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ___________________________   ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE.

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *	AC: ACCT999	90.00